Mail Stop 4561

February 22, 2008

Lowell W. Giffhorn
Chief Financial Officer
Brendan Technologies, Inc.
2236 Rutherford Road, Suite 107
Carlsbad, California 92008

> **Re: Brendan Technologies, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed January 24, 2008**
> **File No. 333-147638**

Dear Mr. Giffhorn:

We have reviewed your amended filing and response letter and have the following comments.

General

1.   Please update your financial statements pursuant to Rule 310(g) of Regulation S-B.

2.   Please refer to comment 8 of our letter dated December 28, 2007. Please expand on your discussion as to whether you have a reasonable basis to believe that you have the financial ability to make all payments on the overlying securities, given doubts as to your ability to continue as a going concern as disclosed in Note 2 to the Financial Statements included in your Form 10-QSB for the fiscal quarter ended December 31, 2007.

3.   Please refer to comment 10 of our letter dated December 28, 2007. Please provide us with additional detail regarding the method by which you determined the number of shares you seek to register for resale. In this regard:

- please explain how you arrived at 128,800 shares for the interest payments and

- provide a breakdown of each selling shareholder and each service provided for the warrant shares issued for services.

Prospectus Summary, page 1

4.   Please refer to comment 2 of our letter dated December 28, 2007. Please identify in your disclosure the individual selling security holders to whom you paid the finders fees. Also in response to that comment, please disclose total net proceeds to the issuer and total interest payments to the selling security holders. You have disclosed only the first year net proceeds and first year interest payments. Please also include footnote (1) to the table in your prospectus.

5.   We note your disclosure regarding the gross proceeds and warrant shares issued in connection with your short term financings. Please modify your disclosure to be consistent with the disclosure in your Form 8-K filed July 18, 2007.

6.   We note your disclosure regarding the rights offering to warrant holders and the market value of shares exercised as of November 7, 2007. In contrast, Note 6 to the Financial Statements included in your Form 10-QSB filed February 14, 2008 provides information regarding exercise through November 10, 2007. Please advise. Also, please reconcile the aggregate difference between the market price and exercise price.

Selling Shareholders, page 10

7.   Please refer to comment 12 of our letter dated December 28, 2007. Please provide specific narrative disclosure in this section of all information required by Item 507 of Regulation S-B, including, among other things, a description of the transactions in which each selling security holder acquired the securities specified in the registration statement. For example, please disclose in reasonable detail the relationships you describe in answer to comment 9 of our letter dated December 28, 2007. We may have further comment.

8.   We note your disclosure on page 10 that "None of the selling shareholders are or were affiliated with registered broker-dealers." Please clarify this disclosure. If any of your selling shareholders are registered broker-dealers, for instance Michael Morrisett and/or Midtown Partners LLC, tell us whether the shares offered for resale by such persons were acquired as transaction-based compensation earned for investment banking services. Provide appropriate details in your response letter.

***

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to the Smaller Reporting Company Regulatory Relief and Simplification adopting release. See Release No. 33-8876. As set forth in Section IV of the adopting release, if a registrant filed a registration statement on an "SB" form before February 4, 2008, the effective date of the rule amendments, and the registrant seeks to amend the registration statement after February 4, 2008, the registrant must file the amendment on the appropriate form available to the registrant without an "SB" designation. Also as discussed in Section IV of the adopting release, registrants will be able to continue using the disclosure format and content based on the "SB" form until six months after February 4, 2008. We would expect that your amendment will be designated as a Form S-1/A.

If you have any questions, please call LaTonya Reynolds at (202) 551-3535 or David Orlic at (202) 551-3503. Should you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile: (310) 789-1490
        David Ficksman, Esq.
        Troy & Gould